UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

CNPJ 02.429.144/0001-93 – NIRE 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of art. 157, paragraph 4° of the Brazilian Corporate Law and of CVM Ruling No. 358/02, and aligned with Provisional Measure No. 931, of March 30, 2020, hereby informs to the shareholders and the market the decision to, exceptionally, postpone the holding of the Annual and Extraordinary Shareholders' Meetings (“GM”), scheduled to take place on April 30, 2020, at 10 am at the Company's headquarters. Therefore, the Call Notice of the GM, dated as of March 31, 2020, becomes null and void.

The decision was made in the best interest of the Company and its shareholders in view of the restrictions and impacts caused by Covid-19, with special attention to preserving the health of all.

The Company will keep its shareholders and the market informed about the evolution of the facts and any relevant developments related to the impact of Covid-19 and will inform in due course the new date for the holding of its GM, with the new disclosure of the Call Notice, the Management Proposal, the Remote Voting Ballot and the Corporate Events Calendar, pursuant to CVM Instruction No. 481/09 and the Brazilian Corporation Law

Campinas, April 6th, 2020

YUEHUI PAN

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 6, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.